Exhibit 99.1

AVG Announces Second Quarter 2015 Financial Results

Company delivers record quarterly revenue of $107.8 million, driven by strength in subscription-based revenue which now comprises 81 percent of total revenues

AMSTERDAM, August 5, 2015 /PRNewswire/ — AVG Technologies N.V. (NYSE: AVG), the provider of Internet and mobile security, privacy and optimization to more than 200 million active users, today reported results for the second quarter ended June 30, 2015.

Second quarter 2015 highlights

•	Revenue grew 23 percent over the same period last year to $107.8 million

•	Subscription-based revenue continued to accelerate, growing 29 percent over the same period last year and comprising 81 percent of total revenue

•	Mobile revenue increased 10x when compared to same period last year

•	Security and privacy portfolio expanded through the acquisition of Privax, a leading provider of desktop and mobile services for consumers

“The record revenue we are reporting today marks the 4th quarter of consistent sequential growth since we launched a major repositioning of the company at the end of 2013,” said Gary Kovacs, chief executive officer of AVG. “Further, it demonstrates that our strategy is working – as we optimize our core businesses and invest in consumer, mobile and SMB to satisfy the growing and broadening demand for simple, integrated solutions to deliver online security. We continue to execute well and I am particularly pleased to see that mobile revenue has grown 10 times compared to the same period last year. Increases in subscription-based revenue across all our solutions- including mobile - drove topline growth, setting us up nicely for the future.”

Second quarter 2015 financial results

Revenue for the second quarter of 2015 was $107.8 million, compared with $88.0 million in the second quarter of 2014, an increase of 23% compared to the prior year. Non-GAAP net income for the second quarter was $24.6 million, or $0.47 per diluted ordinary share. This compares with non-GAAP adjusted net income of $24.7 million, or $0.47 per diluted ordinary share for the same period of the prior year.1 GAAP net income for the second quarter was $8.5 million, or $0.15 per diluted ordinary share. This compares with net income of $13.7 million, or $0.26 per diluted ordinary share in the prior year’s second quarter.

Operating income was $13.8 million, compared with $20.4 million for the second quarter of 2014. Operating cash flow was $15.5 million for the quarter, compared with $22.3 million for the second quarter last year. Non-GAAP free cash flow was $11.8 million for the quarter, compared with $19.1 million for the same period in the prior year. The decline in free cash flow was primarily driven by additional $6 million in interest paid associated with strategic acquisitions and a $2 million increase in taxes paid.

(1)	Non-GAAP results for the second quarter of 2015 exclude $3.7 million in share based compensation expense, $7.2 million in acquisition amortization and $0.1 million in charges associated with litigation settlements, $2.3 million in acquisition-related charges, $0.5 million in charges related to the unwinding of discounts and changes in fair value and $0.6 million in charges associated with the rationalization of the Company’s global operations, and $2.9 million in charges associated with the Company’s reassessment of the useful life of internally developed software, as described in the Reconciliation of GAAP measures to non-GAAP measures.

Financial Outlook

Based on information available as of August 5, 2015, AVG is maintaining the following outlook for fiscal year 2015 as follows:

•	Revenue is expected to be in the range of $420 million to $440 million.

•	Non-GAAP adjusted net income is expected to be in the range of $94.2 million to $99.2 million; non-GAAP adjusted net income per diluted ordinary share is expected to be in the range of $1.80 to $1.90.

•	GAAP net income is expected to be in the range of $48.9 million to $53.9 million; GAAP net income per diluted ordinary share is expected to be in the range of $0.93 to $1.03.

AVG’s expectation of non-GAAP adjusted net income for fiscal year 2015 excludes share-based compensation expense, acquisition amortization and certain other adjustments, and assumes a normalized tax rate of 12.5%. For the purpose of calculating GAAP net income per diluted ordinary share and non-GAAP net income per diluted ordinary share, the Company assumes approximately 53 million weighted-average diluted ordinary shares outstanding for the full year.

The financial information presented in this press release is not audited nor reviewed.

Conference Call Information

AVG will hold its quarterly conference call today at 5:00 p.m. ET/2:00 p.m. PT/ 11 PM CET to discuss its second quarter 2015 financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or using the following phone numbers and conference ID: +1 913 312 6668 (USA and Canada); +44 20 8150 0795 (UK); Conference ID: 7703757.

Live and replay versions of the webcast can be accessed via http://investors.avg.com.

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures that are not calculated in accordance with U.S. GAAP. These non-GAAP measures provide additional information on the performance or liquidity of our business that we believe are useful for investors.

Adjusted net income, free cash flow and their related ratios are non-GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income and free cash flow, and their related ratios, should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income and free cash flow are measures of financial performance and liquidity, respectively, and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, analysis of our results of operations, including our operating income and cash flows, as reported under U.S. GAAP. We provide these non-GAAP financial measures because we believe that such measures provide important supplemental information to management and investors about the Company’s core operating results and liquidity, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook or liquidity. Management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

•	they do not reflect our cash expenditure or future requirements for capital expenditure or contractual commitments, nor do they reflect the actual cash contributions received from customers;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company’s non-GAAP financial measures as supplemental information only.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of GAAP to non-GAAP financial measures”. All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, EPS, non-GAAP adjusted net income and non-GAAP EPS for the fiscal year ending December 31, 2015 and/or future periods, as well as those relating to the future prospects of AVG. Words such as “expects,” “expectation,” “intends,”

“assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in our growth strategies; changes in our future prospects, business development, results of operations and financial condition; the anticipated costs and benefits of our Location Labs acquisition and other acquisitions; our ability to remediate the material weaknesses and other deficiencies identified in our internal controls or IT systems; our ability to comply with our credit agreements; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; changes in international or national tax regulations and related proposals; the assumptions underlying the calculation of our key metrics, including the number of our active users, revenue per average active user, subscription revenue per subscriber and platform-derived revenue per thousand searches; potential effects of changes in the applicable search guidelines of our search partners; the status of or changes to our relationships with our partners, including Yahoo!, Google and other third parties; changes in our and our partners’ responses to privacy concerns; our ability to successfully exit the third party search distribution business; our plans to launch new products and online services and monetize our full user base; the performance of our products, including AVG Zen; our ability to attract and retain active and subscription users; our ability to retain key personnel and attract new talent; our ability to adequately protect our intellectual property; our geographic expansion plans; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; our legal and regulatory compliance efforts, including with respect to PCI compliance; and worldwide economic conditions and their impact on demand for our products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company’s business is included in filings AVG makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company’s reports on Form 6-K and Form 20-F. The Company’s results of operations for the second quarter, ended June 30, 2015 are not necessarily indicative of the Company’s operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of the Company’s website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward looking statements in light of new information or future events.

About AVG

AVG is the online security company providing leading software and services to secure devices, data and people. AVG’s award-winning technology is delivered to over 200 million monthly active users worldwide. AVG’s Consumer portfolio includes internet security, performance optimization, and personal privacy and identity protection for mobile devices and desktops. The AVG Business portfolio - delivered by managed service providers, VARs and resellers - offers IT administration, control and reporting, integrated security, and mobile device management that simplify and protect businesses.

All trademarks are the property of their respective owners.

Investor relations contacts:
US: Bonnie Mc Bride	Europe: Camelia Isaic
Tel: + 1 415 806 0385	Tel: +420 702 205 848
Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com
IR team email: ir@avg.com

Media contacts:
US: Deanna Contreras	Europe: Zena Martin
Tel: +1 415 371 2001	Tel: + 44 7496 638 342
Email: Deanna.Contreras@avg.com	Email: zena.martin@avg.com

Press information: http://now.avg.com

AVG Technologies N.V.

Unaudited condensed consolidated balance sheets

(in thousands of U.S. dollars)

	December 31,	June 30,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$138,907	$117,188
Restricted cash	1,995	17,863
Trade accounts receivable, net	35,408	37,531
Inventories	1,030	724
Deferred income taxes	21,056	20,763
Prepaid expenses	6,946	9,589
Other current assets	5,926	9,386

Total current assets	211,268	213,044
Non-current restricted cash	16,160	9,275
Property and equipment, net	18,000	17,833
Deferred income taxes	26,813	23,424
Intangible assets, net	121,835	119,518
Goodwill	245,369	295,535
Investment	160	160
Other assets	7,484	7,252

Total assets	$647,089	$686,041

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,603	$7,579
Accrued compensation and benefits	16,544	18,359
Accrued expenses and other current liabilities	53,098	62,232
Current portion of long-term debt	2,300	2,300
Income taxes payable	2,724	2,642
Deferred tax liabilities	568	441
Deferred revenue	166,815	166,604

Total current liabilities	255,652	260,157
Long-term debt, less current portion	222,625	221,851
Deferred revenue, less current portion	34,028	33,020
Deferred tax liabilities	25,613	26,365
Other non-current liabilities	31,974	33,060

Total liabilities	569,892	574,453

Redeemable noncontrolling interest	40,040	41,107

Ordinary shares	727	727
Distributions in excess of capital	(122,560)	(118,369)
Treasury shares	(60,858)	(49,340)
Accumulated other comprehensive loss	(12,814)	(14,597)
Retained earnings	232,662	252,060

Total shareholders’ equity	37,157	70,481

Total liabilities and shareholders’ equity	$647,089	$686,041

AVG Technologies N.V.

Unaudited condensed consolidated statements of comprehensive income

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
	(in thousands of U.S. dollars)
Revenue:
Subscription	$68,225	$87,696	$135,515	$169,277
Platform-derived	19,784	20,100	46,040	41,329

Total revenue	88,009	107,796	181,555	210,606

Cost of revenue:
Subscription	(8,934)	(14,390)	(17,045)	(26,870)
Platform-derived	(3,535)	(1,321)	(8,936)	(2,653)

Total cost of revenue	(12,469)	(15,711)	(25,981)	(29,523)

Gross profit	75,540	92,085	155,574	181,083

Operating expenses:
Research and development	(15,823)	(22,089)	(32,270)	(42,766)
Sales and marketing	(22,550)	(33,603)	(45,032)	(62,400)
General and administrative	(16,757)	(22,560)	(33,133)	(42,310)

Total operating expenses	(55,130)	(78,252)	(110,435)	(147,476)

Operating income	20,410	13,833	45,139	33,607
Other expense, net	(392)	(2,960)	(449)	(7,350)

Income before income taxes and loss from investment in equity affiliate	20,018	10,873	44,690	26,257
Income tax provision	(6,333)	(2,330)	(13,062)	(5,792)

Net income	$13,685	$8,543	$31,628	$20,465

Add: Net loss attributable to redeemable noncontrolling interest	—	18	—	15

Net income attributable to AVG Technologies N.V.	$13,685	$8,561	$31,628	$20,480

Comprehensive income	13,873	8,897	31,112	18,697
Less: Comprehensive income attributable to redeemable noncontrolling interest	—	—	—	—

Comprehensive income attributable to AVG Technologies N.V.	$13,873	$8,897	$31,112	$18,697

Earnings per share attributable to AVG Technologies N.V. ordinary shareholders:
Net income	$13,685	$8,561	$31,628	$20,480
Redeemable noncontrolling interest	—	(603)	—	(1,082)

Net income available to ordinary shareholders - basic	$13,685	$7,958	$31,628	$19,398

Net income available to ordinary shareholders - diluted	$13,685	$7,958	$31,628	$19,398
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders– basic	$0.26	$0.15	$0.60	$0.37
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – diluted	$0.26	$0.15	$0.60	$0.37
Weighted-average shares outstanding – basic	52,407,636	51,936,526	52,777,085	51,768,720
Weighted-average shares outstanding – diluted	52,744,420	52,868,114	53,112,758	52,562,017

AVG Technologies N.V.

Unaudited condensed consolidated statements of cash flows

(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
OPERATING ACTIVITIES:
Net income	$13,685	$8,543	$31,628	$20,465
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	7,973	13,911	15,726	24,661
Share-based compensation	3,123	3,720	5,935	6,828
Deferred income taxes	2,389	(1,951)	7,009	990
Change in the fair value of contingent consideration liabilities	92	605	183	1,425
Amortization of financing costs and loan discount	64	440	126	870
Loss (gain) on sale of property and equipment	(50)	(29)	(39)	(85)
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	(4,188)	(6,439)	(4,664)	(16,538)
Net change in deferred revenue	(795)	(3,335)	(899)	(920)

Net cash provided by operating activities	22,293	15,465	55,005	37,696

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(3,195)	(3,641)	(5,912)	(5,943)
Proceeds from sale of property and equipment	57	118	218	175
Cash payments for acquisitions, net of cash acquired and restricted amounts held in escrow	—	(31,512)	—	(31,512)
Decrease (increase) in restricted cash	1,704	(9,608)	175	(9,338)

Net cash used in investing activities	(1,434)	(44,643)	(5,519)	(46,618)

FINANCING ACTIVITIES:
Payment of contingent consideration	—	(21,174)	—	(21,174)
Payment of capitalized lease obligation	—	(268)	—	(268)
Debt issuance costs	—	(123)	—	(296)
Repayments of principal on current credit agreement	(5,000)	(575)	(30,000)	(1,150)
Proceeds from exercise of share options	1,145	7,463	1,858	9,281
Excess tax benefit	—	229	—	229
Repurchases of share rights and options from employees	—	—	(1,460)	—
Repurchase of own shares	(8,175)	—	(16,422)	—

Net cash used in financing activities	(12,030)	(14,448)	(46,024)	(13,378)
Effect of exchange rate fluctuations on cash and cash equivalents	(99)	1,158	(714)	581

Change in cash and cash equivalents	8,730	(42,468)	2,748	(21,719)
Beginning cash and cash equivalents	36,367	159,656	42,349	138,907
Ending cash and cash equivalents	$45,097	$117,188	$45,097	$117,188

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
Supplemental cash flow disclosures:
Income taxes paid	$(3,071)	$(5,154)	$(5,345)	$(6,368)
Interest paid	$(102)	$(5,829)	$(381)	$(9,443)
Supplemental non-cash flow disclosures:
Deferred purchase consideration paid from escrow	$(1,016)	$—	$(1,016)	$(355)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
Gross profit	$75,540	$92,085	$155,574	$181,083
Add back:
- Share-based compensation	11	47	14	59
- Acquisition amortization(1)	2,737	2,500	5,394	4,861
- Other adjustments(2)	—	68	—	112

Non-GAAP adjusted gross profit	$78,288	$94,700	$160,982	$186,115

Revenue	88,009	107,796	181,555	210,606

Non-GAAP adjusted gross profit margin	89%	88%	89%	88%

Operating expenses	$(55,130)	$(78,252)	$(110,435)	$(147,476)
Less:
- Share-based compensation	3,112	3,673	5,921	6,769
- Acquisition amortization(1)	1,606	4,668	3,212	9,008
- Other adjustments(2)	747	6,332	3,314	8,431

Non-GAAP adjusted operating expenses	$(49,665)	$(63,579)	$(97,988)	$(123,268)

Operating income	$20,410	$13,833	$45,139	$33,607
Add back:
- Share-based compensation	3,123	3,720	5,935	6,828
- Acquisition amortization(1)	4,343	7,168	8,606	13,869
- Other adjustments(2)	747	6,400	3,314	8,543

Non-GAAP adjusted operating income	$28,623	$31,121	$62,994	$62,847

Revenue	88,009	107,796	181,555	210,606

Non-GAAP adjusted operating income margin	33%	29%	35%	30%

Other expense, net	$(392)	$(2,960)	$(449)	$(7,350)
Less:
- Other adjustments(2)	—	—	—	—

Non-GAAP adjusted other expense, net	$(392)	$(2,960)	$(449)	$(7,350)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
Net income	$13,685	$8,543	$31,628	$20,465
Add back:
- Share-based compensation	3,123	3,720	5,935	6,828
- Acquisition amortization(1)	4,343	7,168	8,606	13,869
- Other adjustments(2)	747	6,400	3,314	8,543
- Provision (Benefit) for income taxes	6,333	2,330	13,062	5,792

Non-GAAP adjusted profit before taxes	$28,231	$28,161	$62,545	$55,497

Less: Estimated provision for income taxes(3)	(3,529)	(3,520)	(7,818)	(6,937)

Non-GAAP adjusted net income	$24,702	$24,641	$54,727	$48,560

Weighted-average shares outstanding - diluted (in thousands)	52,744	52,868	53,113	52,562
Non-GAAP adjusted net income	24,702	24,641	54,727	48,560

Non-GAAP diluted EPS	$0.47	$0.47	$1.03	$0.92

			December 31, 2014	June 30, 2015
Cash and cash equivalents			$138,907	$117,188
Current portion of long-term debt			(2,300)	(2,300)
Long-term debt, less current portion			(222,625)	(221,851)

Net debt			$(86,018)	$(106,963)

	Three months ended June 30,		Six months ended June 30,
	2014	2015	2014	2015
Net cash provided by operating activities	$22,293	$15,465	$55,005	$37,696
Less: payments for property and equipment and intangible assets	(3,195)	(3,641)	(5,912)	(5,943)

Free cash flow(6)	$19,098	$11,824	$49,093	$31,753

	Three months ended June 30,		Six months ended June 30,
	2014	2015	2014	2015
Revenue	$88,009	$107,796	$181,555	$210,606
Free cash flow	19,098	11,824	49,093	31,753

Cash conversion	22%	11%	27%	15%

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for users, active users and revenue per average active user data)

			Twelve months ended
			June 30,	June 30,
			2014	2015
Total revenue (trailing 12 months)			$383,561	$403,124
Active users at period end (in millions)(4)			182	202
Average active users (in millions)(5)			169	192

Twelve months trailing revenue per average active user			$2.27	$2.10

Share-based compensation
(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
Cost of revenue	$(11)	$(47)	$(14)	$(59)
Research and development	(453)	(423)	(796)	(1,154)
Sales and marketing	(247)	(862)	(507)	(1,411)
General and administrative	(2,412)	(2,388)	(4,618)	(4,204)

Share-based compensation	$(3,123)	$(3,720)	$(5,935)	$(6,828)

Acquisition amortization
(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
Cost of revenue	$(2,737)	$(2,500)	$(5,394)	$(4,861)
Research and development	(175)	(175)	(350)	(350)
Sales and marketing	(1,431)	(4,782)	(2,862)	(8,612)
General and administrative	—	289	—	(46)

Acquisition amortization	$(4,343)	$(7,168)	$(8,606)	$(13,869)

Other adjustments
(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2015	2014	2015
Cost of revenue	$—	$(68)	$—	$(112)
Research and development	(449)	(792)	(1,270)	(496)
Sales and marketing	(267)	(3,583)	(382)	(4,075)
General and administrative	(31)	(1,957)	(1,662)	(3,860)

Other adjustments	$(747)	$(6,400)	$(3,314)	$(8,543)

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(1)	Includes amortization of acquired intangible assets.
(2)	Other adjustments between GAAP and non-GAAP measures in the three and six months ended June 30, 2015 comprised $0.1 million and $0.3 million, respectively, in charges associated with litigation settlements, $2.3 million and $4.1 million, respectively, in acquisition related charges, $0.5 million and $1.4 million, respectively, in charges related to the unwinding of discounts and changes in fair value, $0.6 million and $0.7 million, respectively, in charges associated with the rationalization of the Company’s global operations and $2.9 million and $2.9 million, respectively, in charges associated with the Company’s reassessment of the useful life of internally developed software, offset against nil and $0.8 million, respectively, in net reversals of capitalized development charges. Other adjustments between GAAP and non-GAAP measures in the three and six months ended June 30, 2014 comprised $0.4 million and $1.2 million, respectively, in acquisition related charges $0.3 million and $0.7 million, respectively, in charges associated with the rationalization of the Company’s global operations and nil and $1.4 million, respectively, in charges associated with a litigation settlement.
(3)	Adjusted for impact of normalized tax rate of 12.5% in the three and six months ended June 30, 2015 and 2014. The normalized tax rate of 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.
(4)	Active users are those that (i) have downloaded and installed our free software on a PC and have connected to our server at least once in the previous 30 days, (ii) represent a unique mobile device, which has contacted our server once in the preceding 30-day period, (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period.
(5)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.
(6)	The free cash flow for the three and six months ended June 30, 2015 includes the payment of $0.8 million and $2.4 million, respectively, relating to the other adjustments referred in note 2 above. The free cash flow for the three and six months ended June 30, 2014 includes the payment of $2.8 million and $4.1 million, respectively, relating to the other adjustments.